Exhibit 15.1

May 21, 2003

To the Board of Directors of McMoRan Exploration Co.:

We are aware of the incorporation by reference in the Registration Statement (Form S-8) pertaining to the McMoRan Exploration Co. 2003 Stock Incentive Plan for the registration of 2,000,000 shares of McMoRan Exploration Co. common stock and 2,000,000 preferred stock purchase rights of our report dated April 22, 2003 relating to the unaudited condensed interim financial statements of McMoRan Exploration Co. that is included in its Form 10-Q for the quarter ended March 31, 2003.

Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statements prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

Very truly yours,

/s/ Ernst & Young LLP